51 Madison Avenue

New York, New York 10010

February 22, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on February 22, 2022 regarding the Registrant’s filing on December 17, 2021, of Post-Effective Amendment No. 213 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 215 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”) and the associated correspondence filed on February 18, 2022. The Registration Statement relates to the IQ Real Return ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The Staff notes the following disclosure set forth in Footnote (c) to the “Annual Fund Operating Expenses” table.

(c) IndexIQ Advisors LLC (the “Advisor”) has contractually agreed, until August 31, 2022, to waive a portion of the management fee equal to 0.06% of average daily net assets.

Because the fee waiver does not extend for at least one full year from the effective date of the Registration Statement, please delete all fee waiver disclosure (see Instruction 3(e) to Item 3 of Form N-1A), or, alternatively, extend the termination date so that the fee waiver will expire at least one full year from the effectiveness of the Registration Statement. If the expiration date is extended, please also disclose who and under what circumstances the fee waiver may be terminated. Additionally, please confirm the fee waiver agreement will be filed as an exhibit.

Response:    The term of the fee waiver has been extended until August 31, 2023, and the disclosure has been revised as set forth below. The Registrant confirms that pursuant to the terms of the fee waiver agreement the Advisor does not have the ability to recoup waived fess.

(c)       IndexIQ Advisors LLC (the “Advisor”) has contractually agreed to waive a portion of the management fee equal to 0.06% of average daily net assets. The agreement will remain in effect until August 31, 2023, unless terminated by the Board of Trustees.

Comment 2: The Staff notes the following disclosure set forth below as the second paragraph of the section entitled “Principal Investment Strategies”:

The Fund principally invests in securities included in the Underlying Index, which is comprised of U.S. Treasury Inflation-Protected Securities (“TIPS”) of short-, intermediate-, and long-term, U.S. large capitalization equity securities and commodities, which may include direct exposure to commodities or exposure through pooled vehicles or other instruments.

If it is accurate, please insert the phrase “exchange-traded” immediately prior to “pooled vehicles” in the referenced disclosure above.

Response:     The referenced disclosure in the second paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below.

The Fund principally invests in securities included in the Underlying Index, which is comprised of U.S. Treasury Inflation-Protected Securities (“TIPS”) of short-, intermediate-, and long-term, U.S. large capitalization equity securities and commodities, which may include direct exposure to commodities or exposure through ETFs and/or other exchange-traded vehicles or other instruments. (emphasis added)

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jonathan Zimmerman, Executive Vice President
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP

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